FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of September 2006

Commission File Number _____0-16174____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____

 

Teva Pharmaceutical Industries Ltd.
Web Site: www.tevapharm.com

_____

Contacts:

Teva:	**Procognia (Israel) Ltd.:**
Dan Suesskind	Amir Eisenberg
Chief Financial Officer	Eisenberg-Eliash LTD.
Teva Pharmaceutical Industries Ltd.	Investor Relations & Public Relations
+ 972-2-589-2840	(011) 972-3-7538828

George Barrett
President and CEO
Teva North America
+1 215 591-3030

Liraz Kalif / Kevin Mannix
Teva Investor Relations
+972-3-926-7281 / (215) 591-8912

FOR IMMEDIATE RELEASE

TEVA AND PROCOGNIA (ISRAEL) LTD. SIGN AN EXCLUSIVE COLLABORATION AGREEMENT FOR THE DEVELOPMENT OF BIOPHARMACEUTICALS

Jerusalem and Ashdod, Israel, September 20, 2006 – Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) and Procognia (Israel) Ltd. announced today that they had entered into a collaboration agreement covering two biopharmaceuticals, for which Procognia (Israel) Ltd. will supply Teva services and access to its proprietary glycoanalysis technology on an exclusive basis. Teva Pharmaceutical Industries Ltd. will fund the costs of the collaboration and pay certain milestones and royalties to Procognia (Israel) Ltd. subject to pre-defined achievements relating to the usage of the technology in the development of the biopharmaceuticals.

"We believe that accessing the Procognia technology will provide Teva with a distinct competitive advantage," said Amir Elstein, Group Vice President – Global Specialty Pharmaceutical Products of Teva Pharmaceutical Industries Ltd. He added, "Glyco-analysis is a complex task in producing biopharmaceuticals. Accessing the technology and skill set from Procognia should significantly benefit both the development and manufacturing processes."

"We are delighted that our first major collaboration in this sector is with a recognised industry leader," said Dr Shaike Yakir, President of Procognia (Israel) Ltd. "where the deal structure illustrates the potential advantages that our novel analytical platform can provide."

Further financial terms of the agreement are not disclosed.

About Teva

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies in the world and is the leading generic pharmaceutical company. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients, as well as animal health pharmaceutical products. Over 80% of Teva's sales are in North America and Europe.

About Procognia (Israel) Ltd

Procognia (Israel) Ltd. is the wholly owned subsidiary of Procognia Ltd. a UK based private equity backed protein micro array business and a 2004 World Economic Forum Technology Pioneer award winner. Procognia (Israel) Ltd. has developed a biological microarray based platform for the rapid analysis of biopharmaceutical glycosylation, the complex carbohydrate chains that form part of the structure of many therapeutic proteins and affects their function. The platform provides valuable information to guide decision making through all stages of biopharmaceutical development including clone selection, process development and manufacturing.



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

By: /s/ Dan Suesskind
            Name: Dan Suesskind
            Title: Chief Financial Officer

Date: September 20, 2006